Novartis AG Postfach 4002 Basel Switzerland

April 20, 2017

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2016

Filed January 25, 2017

File No. 1-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Harry Kirsch, our Chief Financial Officer, dated March 23, 2017, with respect to our Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). For ease of reference, we set forth your comments below, followed by our responses.

General

SEC request:

1.              On your website you list offices that you maintain in Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, sales representatives or other direct or indirect arrangements. You should describe any goods, technology, or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Novartis Response:

We note that this request mirrors a similar request made to us by the Staff in its Comment Letter to us dated May 11, 2006.  There, too, the Staff raised questions about our contacts with certain countries that are subject to U.S. economic sanctions and export controls, and about the materiality of our activities with respect to those countries.

Novartis provides healthcare solutions that address the needs of patients and societies worldwide. Our broad portfolio includes innovative pharmaceuticals and oncology medicines, generic and biosimilar medicines and eye care devices. Our mission is to discover new ways to improve and extend people’s lives. This is not a mission that is motivated by or sensitive to politics.   In some instances the patients we seek to impact may be located in countries that may not espouse the same political ideals as are taken for granted in the United States and other Western nations.  We do not support repressive regimes, but we do support access to healthcare for individuals.  We believe that this is a concept that is generally accepted by investors, and, indeed, most trade regulations generally contain exceptions for goods intended to alleviate human suffering.

With this premise, we respond to your questions as follows.  Our response is based on the information we have been able to derive to date.

In the three-year period from January 1, 2014 to December 31, 2016, each of our divisions, Innovative Medicines, Sandoz and Alcon, have directly or indirectly sold products to customers in Sudan and Syria.  We operate in those countries through distributors incorporated in those countries who purchase products from us and re-sell them to customers in those countries.  In addition, in each of these countries, we have directly exported certain products to public procurement entities pursuant to corresponding public tenders awarded to us.  Novartis has no offices in either country (the offices listed on the website are those of third party distributors).  Neither do we have any employees based in either country.

We expect such sales to continue in 2017.  We sell only healthcare products in those countries, including medicines and medical devices of the same types that we sell in other countries.  See 2016 Form 20-F Item 4.  Information on the Company — 4.B Business Overview, for a description of our products.

SEC request:

2.              Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Novartis Response:

Our activities in these countries are not material.

From a quantitative point of view, we believe that our dealings with these countries are not material because our revenues derived from these countries are quite small.  In 2016, our combined revenues from the two countries amounted to approximately 0.04% of our total Net Sales for that year.

The following are our unaudited total sales in the two countries (in millions of dollars) from continuing operations in the years 2014-2016 and first quarter 2017:

	Sudan $ millions	Syria $ millions	Total $ millions
Year 2014	10.9	10.4	21.4
Year 2015	16.5	5.5	22.1
Year 2016	14.1	5.5	19.5
1st Qtr. 2017	2.0	5.5	7.5

For comparison purposes, our total Net Sales from continuing operations were $52.2 billion in 2014; $49.4 billion in 2015 and $48.5 billion in 2016 and $11.5 billion in first quarter 2017.  We do not have any significant assets or liabilities in either country.

From a qualitative point of view, we believe that our dealings with these countries are not material because the various divestment statutes and policies referred to in the Staff’s Comment Letter generally provide exceptions for companies, such as ours, that sell “humanitarian” goods, such as our medicines and other healthcare products, or otherwise expressly or impliedly permit decision makers discretion to take such factors into account when making investment decisions.  As a result, we believe that few, if any, of these statutes or policies would require a pension or other fund to divest itself of Novartis shares, or indeed have required them to do so in the period since the Staff’s prior Comment Letter on this subject in 2006.  To the extent that we have received inquiries in this regard from any state or other entity we have responded to them, and explained to them the humanitarian nature of the goods that we sell.

In addition, we believe that the same exception for humanitarian goods generally fits with investor sentiment.  As a provider of lifesaving medicines, it would be unconscionable of us to deny our medicines to patients because we dislike the governments they live under, and we believe that reasonable investors would not expect us to do so.

For these reasons, we believe that reasonable investors would fully expect that our products would be sold to countries such as Sudan and Syria.  We further believe that, for these same reasons, our dealings with these countries are not material to investors in Novartis AG shares.

Form 20-F for Fiscal Year Ended December 31, 2016

5.F Tabular Disclosure of Contractual Obligations, page 169

SEC request:

3.              Please confirm that you will include interest payments on your debt in the contractual obligation table or in a discussion below the table in future filings.

Novartis Response:

We confirm that in response to your request for additional disclosure we will include estimated interest payments on our non-current financial debt in the contractual obligation disclosures in our future filings.

Form 6-K filed January 25, 2017

Exhibit 99:  Excerpts from Novartis Annual Report 2016
Notes to the Consolidated Financial Statements

Goodwill and Intangible assets, page 184 of the Annual report

SEC request:

4.              You announced in January 2017 that you are considering options for your Alcon Division, ranging from retaining all or part of the business to separation via a capital market transaction such as an IPO or spin-off.  In addition, the Alcon Division incurred operating losses for the year ended December 31, 2016 compared to operating income in the year ended December 31, 2015.  Please provide us an analysis of the following:

•             your assessment of any impairment relating to the goodwill allocated to the Alcon division at December 31, 2016;

•             your assessment of any impairment related to the Alcon brand name, including how you considered the operations in the Alcon and Innovative Medicine Divisions to which the Alcon brand name relate in determining if an impairment was required to be recorded pursuant to paragraph 10 of IAS 36; and

•             why reclassification of the Alcon brand name to Corporate activities is appropriate.

Novartis Response:

We perform our assessment of impairment of the goodwill attributable to the Alcon Division annually by comparing its carrying amount with its recoverable amount, in compliance with the provisions of IAS 36. The recoverable amount is based on the fair value less cost of disposal. As no direct observable market inputs are available to measure the fair value less cost of disposal of the Alcon Division, the estimate of the recoverable amount is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates utilized reflect assumptions that market participants would be expected to use in deriving the recoverable amount. In our Annual Report 2016 in “Note 1. Significant accounting policies” at page 185 — “Impairment of goodwill and intangible assets” (refer to “Excerpts from Novartis Annual Report 2016” furnished to the SEC on Form 6-K on January 25, 2017), we disclose the significant assumptions that we utilize in the net present value calculation, which we use to derive the recoverable amount. As the net present value valuation technique is based on the expected future cash flows of the business, the projected IFRS reported results are adjusted for the net effect of non-cash items and include reasonable assumptions on investments necessary to derive the expected future cash flows. It is important to note that our Alcon Division has an annual non-cash amortization of intangible assets of approximately USD 900 million and when the IFRS reported results are adjusted by this amount, the Alcon Division cash generation continues to be positive.

For our impairment assessments, we utilize a control framework with well-established procedures for reviewing on a regular basis whether there is any indication an asset may be impaired, including goodwill, and for determining reasonable assumptions for our cash flow projections and the resulting calculations of fair value that reasonably approximates a market participant’s view. The resulting base case fair values are then further assessed using reasonably possible alternative scenarios.

Our 2016 assessment for the Alcon Division considered the current and prior year results. In addition, the Alcon growth plan we announced was considered, which includes taking actions to accelerate innovation and sales, strengthen customer relationships and improve operations. We acknowledge that the 2016 results fell short of the Company’s ambitions for returning the business to growth in 2016. While we were successful in returning the Vision Care business franchise to growth in the second half of 2016, the Surgical business franchise has taken longer than expected and prevented a positive growth rate for the overall Alcon Division in 2016.

Diligent execution of the Alcon growth plan continues in 2017. We believe our current plans for the Alcon business are achievable, returning it to profitable growth levels on a sustained basis in line with relevant industry benchmarks, as Alcon Division had achieved in 2014 and prior years. We are confident of this plan and have a management team with relevant turnaround experience and our progress to date is meeting expectations. We also consider macroeconomics and trends affecting our business, such as the aging population, and the outlook for our products, which we believe supports our sustainable growth and cash flow assumptions.

We considered the guidance in IAS36, paragraphs 34-36 to assess the reasonableness of a cash flow model, by actively reviewing budgeted amounts to actual results. While this guidance is pointed to value in use calculations, we think this is a good measure to check that our forecasts are sound, also when using the fair value less cost of disposal method.

The carrying amount used in the assessment of Alcon goodwill impairment includes the carrying amount of the assets and liabilities that can be attributed directly or allocated on a reasonable and consistent basis to the Alcon Division. In accordance with IAS 36.102, we include in the carrying amount an allocation of Corporate assets and liabilities that can be directly attributed to the Alcon Division’s business, the most significant asset of which is an allocation of a portion of the Alcon brand name indefinite life intangible asset that is attributable to the products sold by the Alcon Division utilizing the Alcon brand name. Such allocation is done based on the relative proportion of the fair value of the Alcon brand name attributable to the Alcon branded product sales of the Alcon and Innovative Medicines Divisions.

The 2016 impairment assessment did not indicate any impairment. In our assessment of a number of different scenarios and sensitivities to our base case, there were certain key assumptions that we considered, most notably the terminal growth rate, the discount rate and potential negative impacts of future cash flows. No impairment was indicated to exist once incorporating reasonably possible changes to these and other assumptions in our sensitivities calculations.  (Refer to disclosures in “Note 1. Significant accounting policies” at page 185 — “Impairment of goodwill and intangible assets” and Note 11. “Goodwill and intangible assets” at pages 207 and 208, in the “Excerpts from Novartis Annual Report 2016” furnished to the SEC on Form 6-K on January 25, 2017).

With regard to the Alcon brand name, in accordance with paragraph 10 of IAS 36, we perform our impairment assessment annually at the same time each year, by comparing its carrying amount with its recoverable amount. The recoverable amount is based on the fair value less cost of disposal. As no direct observable market inputs are available to measure the fair value less cost of disposal of the Alcon brand name, the estimate of the recoverable amount is derived indirectly and is based on net present value techniques utilizing estimated post-tax cash flows and discount rates. Since the date of acquisition of the Alcon brand name, we have used a comparable royalty based valuation approach. The assumptions used reflect what a market participant would be expected to use when pricing the intangible asset. The grouping of cash generating units that derive the expected future cash flows comprise the expected royalty savings on the net sales of products of our Alcon Division and products within the Ophthalmology business franchise of the Innovative Medicines Division that are currently and expected in the future to be sold utilizing the Alcon brand name. The 2016 impairment assessment did not indicate any impairment. As part of our annual impairment testing, we consider the impacts of reasonable possible changes in key assumptions and these reasonable possible changes did not indicate any impairment. (Refer to disclosures in “Note 1. Significant accounting policies” at page 185 — “Impairment of goodwill and intangible assets” and Note 11. “Goodwill and intangible assets” at pages 207 and 208, in the “Excerpts from Novartis Annual Report 2016” furnished to the SEC on Form 6-K on January 25, 2017).

As we disclose in our Annual Report 2016, in Note 3. “Segmentation of key figures 2016, 2015 and 2014” at page 193, and in Note 11. “Goodwill and intangible assets” at page 201 (refer to “Excerpts from Novartis Annual Report 2016” furnished to the SEC on Form 6-K on January 25, 2017), following the internal reorganization announced on January 27, 2016, the Alcon brand name was reclassified from the Alcon Division to Corporate, as it is a single intangible asset used to market the products of the Alcon Division and products within the Ophthalmology business franchise of the Innovative Medicines Division. With the change to our organization structures, the Alcon brand name no longer generated cash flows from a grouping of cash generating units within a single division, but rather from within two of our divisions. The Alcon brand name at that point in time had the characteristics of a corporate asset, and we therefore adjusted our management and segment reporting to reclassify the carrying amount of the Alcon brand name to Corporate. We also reassessed and reconfirmed the indefinite life designation at the point we made the reclassification of the Alcon brand name.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group